Exhibit 99.2
Execution Version

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of August 22, 2018
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
NATIONAL BANK OF CANADA,
ATB FINANCIAL (formerly named, ALBERTA TREASURY BRANCHES),
EXPORT DEVELOPMENT CANADA,
BARCLAYS BANK PLC,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,
DESJARDINS FLORIDA BRANCH and
WELLS FARGO BANK, N.A., CANADIAN BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the Canadian Borrower and Raging River Exploration Inc. ("Raging River") entered into an arrangement agreement dated as of June 17, 2018, as amended and restated and further amended and restated pursuant to an amended and restated arrangement agreement dated

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effective June 17, 2018 and amended and restated on July 5, 2018 (as amended, the "Raging River Arrangement Agreement"), providing for the business combination of the Canadian Borrower and Raging River, by way of the acquisition, directly and indirectly, by the Canadian Borrower of all of the outstanding shares in the capital of Raging River (the "Raging River Acquisition") and the amalgamation of Raging River with a Wholly-Owned Subsidiary of the Canadian Borrower to create a Wholly-Owned Subsidiary of the Canadian Borrower ("Raging River Amalco"), all pursuant to the terms of the Raging River Arrangement Agreement and the plan of arrangement attached as Schedule "A" to the Raging River Arrangement Agreement as amended (the "Raging River Plan of Arrangement");
AND WHEREAS, immediately following the consummation of the Raging River Acquisition in accordance with the Raging River Plan of Arrangement, the Canadian Borrower will amalgamate with its Wholly-Owned Subsidiary, 2099011 Alberta Ltd. and certain Subsidiaries of the Canadian Borrower will enter into certain reorganization transactions (the "Post-Arrangement Reorganization Transactions"), the details and particulars of the foregoing reorganization transactions being more particularly set out in Schedule B hereto, pursuant to which, inter alia, (i) Baytex Energy Ltd. (a Wholly-Owned Subsidiary of the Canadian Borrower) will form a new Wholly-Owned Subsidiary of the Canadian Borrower, Baytex Energy (LP) Ltd. ("Baytex (LP)"), (ii) Baytex (LP) and Raging River Amalco will form a limited partnership, Baytex Energy Limited Partnership ("Baytex Energy LP"), with Raging River Amalco acting as the general and managing partner thereof, (iii) Raging River Amalco will transfer an undivided 0.1% of all of its assets to Baytex (LP), (iv) Baytex (LP) (as to the 0.1% of the Raging River assets acquired by it pursuant to paragraph (iii) above) and Raging River Amalco (as to the 99.9% of its assets continued to be held by it after giving effect to the transfer referred to in paragraph (iii) above) will transfer all of such assets to Baytex Energy LP, and on the later of September 1, 2018 and the date the Raging River Amalco shares are delisted from the Toronto Stock Exchange, Raging River Amalco will amalgamate with Baytex Energy Ltd. to form Baytex Energy Ltd. ("New BEL"), with the effect that New BEL will act as the general and managing partner of Baytex Energy LP;
AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation
1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Acquisition Court Order" means the final order of the Court of Queen's Bench of Alberta approving the arrangement set forth in the Raging River Plan of Arrangement to be granted pursuant to subsection 193(9)(a) of the Business Corporations Act (Alberta).

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"Acquisition Documents" means, collectively, the Raging River Arrangement Agreement, the Acquisition Court Order, the Raging River Plan of Arrangement, the Certificate (as defined in the Raging River Plan of Arrangement), and all other material documents related to the Raging River Plan of Arrangement, and all amendments, restatements, variations, modifications and supplementations to the each of the foregoing.
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Borrowers, the Lenders and the Agent, as amended by a first amending agreement made as of April 25, 2018.
"Raging River Parties" means, collectively, Raging River Amalco, Baytex Energy LP and Baytex (LP), and their successors and assigns, and "Raging River Party" means any of them.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.    The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:
Schedule A – Form of Confirmation of Guarantee and Security; and
Schedule B – Post-Arrangement Reorganization Transactions.

2.	Amendments and Supplements to Credit Agreement
2.1.    Supplements to Definitions. Section 1.1(1) of the Credit Agreement is hereby amended to insert the following definitions in appropriate alphabetical order:
"Raging River Amalco" means Raging River Exploration Inc. (as amalgamation successor pursuant to a contemplated amalgamation of Raging River Exploration Inc. and a Wholly-Owned Subsidiary of the Canadian Borrower).
"Raging River Collateral" means any kind of property, asset, undertakings, rights and interests, whether real, personal, mixed or profits a prendre, or tangible or intangible, of a

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Raging River Party, whether real, personal or mixed, now or at any time hereafter subject to any Security Interests securing the Raging River Term Loan Credit Agreement Obligations.
"Raging River Parties" means, collectively, Baytex Energy Limited Partnership, Baytex Energy (LP) Ltd. and (a) prior to the later of September 1, 2018 and the date the Raging River Amalco shares are delisted from the Toronto Stock Exchange, Raging River Amalco and (b) from and after the later of September 1, 2018 and the date the Raging River Amalco shares are delisted from the Toronto Stock Exchange, Baytex Energy Ltd. (as amalgamation successor of Baytex Energy Ltd. pursuant to the amalgamation of Baytex Energy Ltd. and Raging River Amalco), solely in its capacity as the general and managing partner of Baytex Energy Limited Partnership, and their successors and assigns, and "Raging River Party" means any of them.
"Raging River Security" means, as the context requires:

(a)	the Raging River Security Documents; or

(b)	the Security Interests, rights, interests and benefits created or arising pursuant to such Raging River Security Documents.
"Raging River Security Documents" means any and all assignments, mortgages, debentures, pledges, guarantees and other security agreements of whatsoever kind now, heretofore, or hereafter executed and delivered by the Raging River Parties in favour of any or all of the Term Loan Lenders (including in favour of the Term Loan Agent on their behalf) or now, heretofore, or hereafter existing as security on or against any Raging River Collateral in favour of any or all of the Term Loan Lenders (including in favour of the Term Loan Agent on their behalf), in each case, which secure payment or performance of the Raging River Term Loan Credit Agreement Obligations.
"Raging River Term Loan Credit Agreement" means the credit agreement dated as of November 21, 2013, as amended and restated pursuant to an amended and restated credit agreement made as of November 8, 2017 and pursuant to an amended and restated credit agreement made as of August 22, 2018 among Baytex Energy Limited Partnership, as borrower, the Term Loan Lenders and the Term Loan Agent.
"Raging River Term Loan Credit Agreement Obligations" means all "Loan Indebtedness" (under and as defined in the Raging River Term Loan Credit Agreement).
"Term Loan Agent" means, The Bank of Nova Scotia (as successor to National Bank of Canada), in its capacity as agent of the Term Loan Lenders under the Raging River Term Loan Credit Agreement.
"Term Loan Lenders" means, the banks and other financial institutions party to the Raging River Term Loan Credit Agreement, as lenders.

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2.2.    Changes in Pricing. The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Canadian Credit Facility and the U.S. Facility
less than or equal to 1.00:1.00	[Redacted]	[Redacted]	[Redacted]
greater than 1.00:1.00 and less than or equal to 1.50:1.00	[Redacted]	[Redacted]	[Redacted]
greater than 1.50:1.00 and less than or equal to 2.00:1.00	[Redacted]	[Redacted]	[Redacted]
greater than 2.00:1.00 and less than or equal to 2.50:1.00	[Redacted]	[Redacted]	[Redacted]
greater than 2.50:1.00 and less than or equal to 3.00:1.00	[Redacted]	[Redacted]	[Redacted]
greater than 3.00:1.00	[Redacted]	[Redacted]	[Redacted]

2.3.    Change to Definition of Federal Funds Rate. The definition of "Federal Funds Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to add "; provided that, if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement" immediately prior to the "." at the end of such definition.
2.4.    Increase of Permitted Debt Limit. The existing definition of "Permitted Debt Limit" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and the following substituted therefor:
"Permitted Debt Limit" means the sum of: (a) U.S.$1,775,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency); and (b) for so long as there is any outstanding Raging River Term Loan Credit Agreement Obligations, an amount equal to the then outstanding principal amount of the Raging River Term Loan Credit Agreement Obligations.
2.5.    Changes to Purpose. Section 2.3(3) of the Credit Agreement is hereby amended to delete the reference therein to "U.S.$50,000,000" and to substitute "U.S.$150,000,000" therefor.
2.6.    Amendments in respect of Raging River Security.

(a)
The existing definition of "Permitted Encumbrances" contained in Section 1.1(1) of the Credit Agreement is hereby amended by adding the following new subparagraph (n.1) immediately following the existing subparagraph (n) thereof, as follows:

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(n.1)    the Raging River Security;

(b)
Section 11.1(1) of the Credit Agreement is hereby amended to delete "(other than the Baytex LuxCos)" in the fourth line thereof and to substitute "(other than (i) the Baytex Luxcos and (ii) in respect of the Raging River Parties, the Raging River Collateral of such Raging River Parties)" therefor.

(c)
Section 11.3(b) of the Credit Agreement is hereby amended by inserting "(other than, in respect of the Raging River Parties, the Raging River Collateral; provided that, this subparagraph (b) shall nevertheless apply to the Raging River Subsidiaries to ensure that the Agent holds, subject to Permitted Encumbrances, second priority Security Interests on and against all of the Raging River Collateral)" immediately before the "," at the end of such subparagraph (b) to such Section 11.3.

3.	Fees
3.1.    Amendment Fees. The Canadian Borrower hereby agrees to pay to the Agent, for each Lender, a fee in United States Dollars in an amount equal to [Redacted]% of the aggregate amount of each such Lender's Commitments under the Revolving Syndicated Facility and the Operating Facility after giving effect hereto. The U.S. Borrower hereby agrees to pay to the Agent, for each U.S. Facility Lender, a fee in United States Dollars in an amount equal to [Redacted]% of the amount of each such U.S. Facility Lender's U.S. Facility Commitment.

4.	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 4 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or

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other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrowers shall have paid to the Agent, for each Lender and U.S. Facility Lender, as the case may be, the fees required to be paid pursuant to Section 3 hereof;

(b)
each Guarantor (other than (x) the Baytex LuxCos who shall deliver the same by no later than September 30, 2018 pursuant to Section 6 hereof and (y) Baytex Energy Limited Partnership, Baytex Energy (LP) Ltd. and Raging River Amalco) shall have

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executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule A;

(c)
the Canadian Borrower, Baytex Energy Ltd. and the Raging River Parties shall have delivered, or concurrently upon completion of the Raging River Acquisition and the amalgamation of the Canadian Borrower and 2099011 Alberta Ltd. delivered, to the Agent a current certificate of status, good standing or compliance, as the case may be, in respect of its jurisdiction of formation, certified copies of its constating documents, by-laws and other governing or organizational documents (or a certification there have been no changes thereto since the applicable date of a prior officer's certificate provided by it certifying the same to the Agent and the Lenders) and the resolutions authorizing this Agreement, the Documents (if any) executed and delivered by it and contemplated to be delivered by it pursuant to this Agreement and the transactions hereunder and thereunder, and an officers' certificate as to the incumbency of the officers thereof signing this Agreement and the Documents (if any) executed and delivered by it and contemplated to be delivered by it pursuant to this Agreement;

(d)
the Agent shall have received a true and complete copy of the Raging River Arrangement Agreement, the Raging River Plan of Arrangement and each other Acquisition Document, together with an Officer's Certificate from an officer of the Canadian Borrower certifying each of the same to the Agent and the Lenders;

(e)
the Raging River Plan of Arrangement and Raging River Acquisition shall have been completed on or prior to November 1, 2018 (or such later date as may be agreed to by the Majority of the Lenders) and without any termination thereof or any amendments thereto or waivers of, or consents under, the conditions and other provisions thereof which are materially adverse to the interests of the Lenders (and the Agent shall have received evidence thereof satisfactory to the Agent, acting reasonably), unless previously consented to by the Majority of the Lenders in writing (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that any amendment, waiver or consent with respect to the definitions of "Competition Act Approval", "material adverse change" or "material adverse effect” (each as defined in the Raging River Arrangement Agreement) or any waiver of the requirement to obtain the Competition Act Approval (as defined in the Raging River Arrangement Agreement) shall be deemed to be materially adverse to the interests of the Lenders; in addition to and without limiting the generality of the foregoing, the Agent and the Lenders shall have received an Officer's Certificate from an officer of the Canadian Borrower attaching a true and complete copy of each authorization that is a condition precedent under any Acquisition Document, including, without limitation, the Acquisition Court Order, and such Officer's Certificate certifying:

(A)	all Governmental Authorizations and other consents and approvals required to complete the Raging River Acquisition have been

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obtained, and all conditions precedent to the completion of the Raging River Acquisition under the Acquisition Documents (other than such conditions precedent that will be satisfied upon the Effective Time (as defined in the Arrangement Agreement as of the date hereof)) have been satisfied or waived by the applicable party in accordance with paragraph (B) of this subsection below, in either case, or will be satisfied upon the satisfaction of the conditions precedent set forth in this Section 5;

(B)
there has been no termination or material amendment of, or waiver or consent by Raging River or the Canadian Borrower under, any Acquisition Document which are materially adverse to the Lenders, unless previously consented to by the Agent (acting on the instructions of the Majority of the Lenders); and

(C)
implementation of the Raging River Plan of Arrangement has occurred or will occur, in accordance with the relevant Acquisition Documents, and, upon implementation of the Plan of Arrangement, the Canadian Borrower will become the direct and indirect owner of all of the issued and outstanding shares in the capital of Raging River Amalco;

(f)	concurrently with, or immediately after, the completion of the Raging River Acquisition, the Agent shall have received, on behalf of itself and the other Lenders:

(A)
an Officer's Certificate from an officer of the Canadian Borrower (I) certifying that except for the transactions which are contemplated to occur on the later of September 1, 2018 and the date the Raging River Amalco shares are delisted from the Toronto Stock Exchange, the reorganization of the Canadian Borrower and its Subsidiaries (including Raging River Parties) has been completed in accordance with the Post-Arrangement Reorganization Transactions, and (II) detailing the ownership structure of the Canadian Borrower and its Subsidiaries, both before and after completion of the Post-Arrangement Reorganization Transactions except for the transactions which are contemplated to occur on the later of September 1, 2018 and the date the Raging River Amalco shares are delisted from the Toronto Stock Exchange; and

(B)
Raging River Amalco, Baytex Energy Limited Partnership and Baytex Energy (LP) Ltd. shall have fully executed and delivered Security, each in form and substance satisfactory to the Lenders (acting reasonably), and, subject to Article 11 of the Credit Agreement (including as contemplated to be amended hereby), all registrations, filings and recordings necessary or desirable (as determined by the

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Lenders' Counsel, acting reasonably) to preserve, protect and perfect such Security shall have been made and completed;

(g)
the Agent shall have received an Officer's Certificate from an officer of the Canadian Borrower demonstrating compliance with the financial covenants set forth in Section 10.3 of the Credit Agreement (on a pro forma basis after giving effect to the completion of the Raging River Acquisition);

(h)
the Agent shall have received evidence satisfactory to the Agent (acting reasonably) that, following completion of the Raging River Acquisition, the only Security Interests against the Canadian Borrower and its Subsidiaries, and their respective property, undertaking and assets, are Permitted Encumbrances (as such definition is amended hereby), and the Agent and the Lenders shall have received an Officer's Certificate from an officer of the Canadian Borrower certifying the same;

(i)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby and the Canadian Borrower's completion of the Raging River Acquisition contemplated by the Acquisition Documents and the Post-Arrangement Reorganization Transactions;

(j)
the Agent shall have received a favourable written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Canadian Borrower in form and substance satisfactory to all of the Lenders, acting reasonably; and

(k)
the Agent and the Lenders shall have received legal opinions from each of legal counsel to the Canadian Borrower and its Material Subsidiaries (including, for certainty, in respect of the Raging River Parties) and Lenders' Counsel in form and substance satisfactory to all of the Lenders, acting reasonably.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6.	Covenant in Respect of the Baytex LuxCos' Delivery of Confirmation of Guarantee and Security
The Canadian Borrower shall (unless otherwise consented to by the Lenders in accordance with the Credit Agreement), by no later than September 30, 2018, have caused each Baytex LuxCo to execute and deliver to the Agent a Confirmation of Guarantee and Security in the form attached hereto as Schedule A, failing which, and notwithstanding any other provision hereof or in the Credit Agreement (as amended and supplemented by this Agreement) to the contrary, an Event of Default shall be deemed to exist under the Credit Agreement (as amended and supplemented by this Agreement).

7.	Security of Wholly-Owned Subsidiaries

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The Lenders hereby confirm, acknowledge and agree that each Wholly-Owned Subsidiary of the Canadian Borrower which is party to the Raging River Acquisition (including any that become Wholly-Owned Subsidiaries of the Canadian Borrower pursuant to the Raging River Acquisition) or the Post-Arrangement Reorganization Transactions, shall be deemed to be a Material Subsidiary but shall only be required to provide the Security required under the Credit Agreement (including, without limitation, Section 11 of the Credit Agreement) as and when required pursuant to the Post-Arrangement Reorganization Transactions disclosed hereunder.

8.	Designation of Baytex USA Development LLC No Longer as a Designated Material Subsidiary
Pursuant to Section 11.1(4) of the Credit Agreement, the Canadian Borrower hereby designates that Baytex USA Development LLC ceases to be a Designated Material Subsidiary. The Canadian Borrower hereby confirms that the above designation complies with Section 11.1(4) of the Credit Agreement and that the Canadian Borrower is entitled to make such designation pursuant to such Section 11.1(4). As a result, the Agent, on behalf of the Lenders, hereby releases the Security previously executed and delivered by Baytex USA Development LLC.

9.	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

10.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

11.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

12.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by

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facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWERS:

BAYTEX ENERGY CORP.

By:	“Signed”
Name: Title:

By:	“Signed”
Name: Title:

Signature Page to the Second Amending Agreement

BAYTEX ENERGY USA, INC.

By:	“Signed”
Name: Title:

By:
Name: Title:

Signature Page to the Second Amending Agreement

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

ROYAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF MONTREAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

NATIONAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

ATB FINANCIAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

EXPORT DEVELOPMENT CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

BARCLAYS BANK PLC, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:
By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

DESJARDINS FLORIDA BRANCH, in its capacity as U.S. Facility Lender

By:	“Signed”
Name:
Title:

Signature Page to the Second Amending Agreement

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

SCHEDULE A
TO THE SECOND AMENDING AGREEMENT
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY
CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")
WHEREAS Baytex Energy Corp. (the "Canadian Borrower") and Baytex Energy USA, Inc. (the "U.S. Borrower" and, together with the Canadian Borrower, collectively, the "Borrowers") are party to the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016, between the Borrowers, the Lenders and the Agent, as amended by a first amending agreement made effective as of April 25, 2018 (as amended and restated and further amended, the "Credit Agreement");

AND WHEREAS [each of] the undersigned guaranteed (a) all of the Obligations (under and as defined in the Credit Agreement) of [each] OR [the other] Borrower under, pursuant or relating to the Credit Agreement and the other Documents (under and as defined in the Credit Agreement), (b) all of the Financial Instrument Obligations (under and as defined in the Credit Agreement) and (c) all of the Cash Management Obligations (under and as defined in the Credit Agreement) (collectively, the "Guaranteed Obligations"), in each case, pursuant to [a] OR [the] guarantee made as of [June 4, 2014 OR June 11, 2014 OR July 25, 2014 OR December 15, 2017][, as the case may be] ([each, a] OR [the] "Original Guarantee" [and, collectively, the "Original Guarantees"]), granted by [each of] the undersigned [(or, in the case of Baytex Energy Ltd., by each of its amalgamation predecessors, Baytex Energy Ltd. and Baytex Finance Company Ltd.)] in favour of the Agent, the Lenders, the Hedging Affiliates and the Cash Managers, each such Guarantee as amended effective as of April 25, 2018 (as amended, [collectively,] the "Guarantee[s]");

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders, the Hedging Affiliates and the Cash Manager, inter alia, [a general security agreement, a demand debenture and a debenture pledge agreement] OR [a security agreement] OR [an account pledge agreement] [each made] OR [dated] [as of] March 31, 2016 OR [a security agreement and a deed of trust, security agreement, financing statement and assignment of production and fixture filing made effective as of April 25, 2016 and a blocked account control agreement dated as of May 17, 2016] OR [a pledge agreement dated as of June 23, 2016] (collectively, the "Security");

AND WHEREAS, pursuant to a second amending agreement (the "Second Amending Agreement") made as of the date hereof, the Borrowers, the Lenders and the Agent have agreed to amend and supplement the Credit Agreement;

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AND WHEREAS [each of] the undersigned has been provided with a true, correct and complete copy of the Second Amending Agreement;

AND WHEREAS [each of] the undersigned wishes to confirm to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers that the Guarantee[s] and the Security continue to apply to the Guaranteed Obligations.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders, the Hedging Affiliates and the Cash Managers to [each of] the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), [each of] the undersigned hereby confirms and agrees that [each of] the Guarantee[s] and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Second Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations, including, without limitation, the Guaranteed Obligations of [the Borrowers] OR [the other Borrower] under, pursuant or relating to the Credit Agreement, as amended by the Second Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee[s] or the Security including, without limitation, Article 2 and Article 3 of [each] OR [the] Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by the Second Amending Agreement, as the context requires.

[Remainder of Page Intentionally Left Blank]

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DATED as of [•], 2018.

[INSERT APPLICABLE MATERIAL SUBSIDIARY OR MATERIAL SUBSIDIARIES] [each of the foregoing by the undersigned:]

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE B
TO THE SECOND AMENDING AGREEMENT
POST-ARRANGEMENT REORGANIZATION TRANSACTIONS
Pre-Plan Transactions Occurring Prior to August 21, 2018

1.
Raging River Exploration Inc. (“Raging River”) incorporated 2099011 Alberta Ltd. (“Raging River Sub”). Subsequent to the incorporation, Raging River subscribed for shares of Raging River Sub. Raging River Sub will be used to participate in the Raging River Plan of Arrangement (as described below) and the Baytex Plan of Arrangement (as described below).

2.	Baytex Energy Corp. (“BEC”) incorporated 2136128 Alberta Ltd. (“BEC Subco”) and subscribed for shares of BEC Subco. BEC Subco will be used to participate in the Raging River Plan of Arrangement.

3.	Baytex Energy Ltd. (“BEL”) incorporated Baytex Energy (LP) Ltd. (“BEL Subco”) and subscribed for shares of BEL Subco. BEL Subco will register with the Canada Revenue Agency for a business number.

4.
A letter will be obtained from the TSX (“TSX Letter”) confirming that shares of the successor by amalgamation to Raging River (i.e., Raging River Amalco described below) will be listed on the TSX for a brief period of time following the Raging River Plan of Arrangement.

Arrangement Agreement

5.
On June 17, 2018, BEC and Raging River entered into an arrangement agreement which was approved by the board of directors of Baytex and Raging River. The plan of arrangement implementing BEC’s acquisition of Raging River (“Raging River Plan of Arrangement”) was attached to the arrangement agreement.

6.
On July 3, 2018, the Court of Queen’s Bench of Alberta granted an order approving an arrangement (“Baytex Plan of Arrangement”) under the Business Corporations Act (Alberta) (“ABCA”) effecting an absorptive merger of BEC and Raging River Sub to replace the amalgamation of those two corporations under the proposed Raging River Plan of Arrangement. The Baytex Plan of Arrangement is intended to avoid BEC and Raging River from having to obtain an exemption under the Hart Scott Rodino Act in the United States which otherwise technically would apply.

7.
On July 5, 2018 BEC and Raging River amended the arrangement agreement and the Raging River Plan of Arrangement to eliminate the proposed amalgamation of BEC and Raging River Sub and replace it with an absorptive merger of BEC and Raging River Sub pursuant to the Baytex Plan of Arrangement.

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8.	On July 12, 2018 BEC and Raging River mailed the Joint Information Circular in respect of BEC’s acquisition of Raging River.

9.
On August 22, 2018 BEC and Raging River, as part of the court application for the final order approving the Raging River Plan of Arrangement, will amend the Raging River Plan of Arrangement to include the amalgamation of Raging River and BEC Subco as an additional and last step in the Raging River Plan of Arrangement.

Raging River Plan of Arrangement
The Raging River Plan of Arrangement is expected to be approved at the Raging River shareholders meeting on August 22, 2018 by more than 66 2/3 % of the shareholders of Raging River. The issuance of BEC shares under the Raging River Plan of Arrangement is expected to be approved by a majority of the shareholders of BEC at a BEC shareholders meeting on August 22, 2018. By August 22, 2018, all regulatory approvals are expected to be obtained, including, without limitation, the Competition Act (Canada) approval and the conditional approval of the TSX and NYSE for listing of the BEC Shares issuable pursuant to the Raging River Plan of Arrangement. The following steps will occur in the specified order pursuant to the Raging River Plan of Arrangement on August 22, 2018.

10.	The Raging River Shareholders will nominate four of the current directors of Raging River to be 4 of the 10 directors of BEC (“Raging River Nominees”).

11.
Shareholders who validly exercise their right to dissent to the Raging River Plan of Arrangement (“Dissenting Shareholders”) will each be deemed to sell all their shares of Raging River to BEC for cash consideration.

12.
All shareholders of Raging River (other than a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, deferred profit sharing plan, registered education savings plan or a tax-free savings account all defined in the Income Tax Act (Canada) (“ITA”) (collectively, the “Deferred Plans”)) that do not elect to receive a BEC share under the Raging River Plan of Arrangement (“Non-Electing Raging River Shareholders”) will each sell each of their shares of Raging River to Raging River Sub in exchange for Raging River Sub issuing a note with a principal amount and FMV equal to the FMV of the Raging River share transferred to Raging River Sub (being the FMV equivalent of 1.36 of a BEC share for each Raging River share) (each a “Raging River Sub Note”, collectively the “Raging River Sub Notes”).

13.
Each Non-Electing Raging River Shareholder will transfer their Raging River Sub Note(s) to BEC in exchange for BEC issuing 1.36 of a BEC share for each Raging River Sub Note. The aggregate FMV of such issued BEC shares will be added to the stated capital account maintained by BEC in respect of the BEC shares.

14.
Qualifying shareholders of Raging River who elect (“Electing Raging River Shareholders”) will sell their Raging River shares on a tax-deferred basis pursuant to section 85.1 to BEC in exchange for BEC issuing BEC shares with a FMV equal to the FMV of the

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Raging River shares transferred therefor (being 1.36 BEC shares issued for each Raging River share) (collectively, the “Electing Shareholder BEC Shares”). A qualifying shareholder is a person that is not (a) a person who holds a Raging River share other than as capital property for purposes of the ITA, (b) a non-resident of Canada for purposes of the ITA unless any Raging River shares are taxable Canadian property for purposes of the ITA for such non-resident person or (c) a person exempt from tax under the ITA under Part I of the ITA other than a Deferred Plan. Deferred Plans are treated in the same way as Electing Raging River Shareholders. The aggregate paid-up capital of the Elected Raging River Shares will be added to the stated capital account maintained by BEC in respect of the BEC shares.

15.	BEC will purchase all the Raging River Sub shares from Raging River for $100, being the FMV thereof.

16.	BEC will succeed to and be substituted for Raging River in respect of various long term incentive plans of Raging River.

17.	BEC Subco and Raging River will be amalgamated to form Raging River Exploration Inc. (“Raging River Amalco”).
BEC Plan of Arrangement
The following step will occur immediately following the last step of the Raging River Plan of Arrangement on August 22 2018 pursuant to an Order issued by the Alberta Court of Queen’s Bench on July 3, 2018.

18.
Subject to completion of the Raging River Plan of Arrangement, the separate legal existence of Raging River Sub will cease without Raging River Sub being liquidated or wound-up and BEC and Raging River Sub will continue as one corporation under the ABCA in accordance with the following:

(a)	the articles of incorporation of BEC will remain the articles of incorporation of BEC;

(b)
BEC will own and hold all property of the BEC and Raging River Sub, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all obligations of BEC and Raging River Sub, whether arising by contract or otherwise, may be enforced against BEC to the same extent as if such obligations had been incurred or contracted by it;

(c)	BEC will continue to be liable for the obligations of BEC and Raging River Sub;

(d)
all rights, contracts, permits and interests of BEC and Raging River Sub will continue as rights, contracts, permits and interests of the BEC as if the BEC and Raging River Sub continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either BEC or Raging River Sub under any such rights, contracts, permits and interests;

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(e)	any existing cause of action, claim or liability to prosecution of Raging River Sub or BEC will be unaffected;

(f)	any civil, criminal or administrative action or proceeding pending by or against Raging River Sub or BEC may be continued to be prosecuted by or against BEC;

(g)	a conviction against, or ruling, order or judgment in favour of or against, Raging River Sub or BEC may be enforced by or against BEC;

(h)	the Raging River Sub Shares will be cancelled without any repayment of capital in respect thereof;

(i)	no securities will be issued by BEC in connection with the transaction and the stated capital of BEC shall be the same as the stated capital of BEC immediately prior to the Effective Time;

(j)	the directors of BEC shall be the six continuing BEC Directors together with the four Raging River Nominees; and

(k)
the officers of BEC shall be: Edward D. LaFehr (President and Chief Executive Officer), Rodney D. Gray (Chief Financial Officer), Richard P. Ramsay (Chief Operating Officer), Bruce Beynon (Executive Vice President Exploration, Land and Business Development) and Jason Jaskela (Vice President, East Duvernay Shale); provided that if one or more such officers is unable or unwilling to act as an officer of BEC at the Effective Time, such other person(s) as agreed to by BEC and Raging River, each acting reasonably.

Post-Plan Transactions
Steps 19 to 21 will occur in order immediately after the last step in the Raging River Plan of Arrangement.

19.
Immediately following the last step in the Raging River Plan of Arrangement, Raging River Amalco will subscribe for common shares of BEL Subco by transferring an undivided interest in Raging River oil and gas assets having a FMV equal to 0.1% of the amount by which the FMV of the Raging River oil and gas assets exceeds the sum of current liabilities relating to those assets (including relevant accounts payable and accrued charges) and the amount owing by Raging River to the National Bank of Canada pursuant to a credit facility dated November 8, 2017 (“Credit Facility”). The transfer will occur on a tax deferred basis under subsection 85(1) of the ITA.

20.
Immediately thereafter, Raging River Amalco and BEL Subco will form a limited partnership (“LP”) pursuant to a written limited partnership agreement. LP will be registered for GST purposes. The written limited partnership agreement will include the following terms:

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(a)	income and loss for tax purposes will be allocated on the last day of LP’s fiscal period in accordance with a partner’s partnership interest on the last day of LP’s fiscal period;

(b)
for the purposes of computing the income of a partner that transferred Canadian resource property (“CRP”) to LP during a fiscal period, provided the partner holds an interest in the partnership at the end of the fiscal period, the cost of the CRP will be allocated to the contributing partner;

(c)
other than the foregoing, all Canadian exploration expenses (“CEE”), Canadian development expenses (“CDE”), Canadian oil and gas property expenses (“COGPE”) and investment tax credits arising from expenditures of the partnership during a fiscal period will be allocated to each partner in accordance with its partnership interest on the last day of LP’s fiscal period;

(d)
the partners will have the authority to select the fiscal period-end for LP and will allocate amounts to its partners for its first fiscal period in accordance with the allocation provisions set out above; and

(e)	LP will select a December 31 fiscal period end.

21.	Concurrently with the formation of LP:

(a)
Raging River Amalco will transfer all of its remaining oil and gas assets to LP in exchange for the assumption of current liabilities relating thereto, the assumption of Raging River Amalco’s obligations under the Credit Facility and a 1% general partnership interest and a 98.9% limited partnership interest on a tax deferred basis under subsection 97(2) of the ITA. Raging River Amalco will elect to transfer its CRP at an elected amount equal to the balance in Raging River Amalco’s successored CCOGPE pool immediately before the transfer. Raging River Amalco will elect to transfer each of its depreciably property at an elected amount equal to the least of: (1) Raging River Amalco’s cost thereof, (2) the UCC of that class of depreciable property and (3) the FMV of the depreciable property.

(b)	BEL Subco will transfer its undivided interest in Raging River oil and gas assets to LP in exchange for a 0.1% limited partnership interest on a tax deferred basis under subsection 97(2) of the ITA.

22.	After the TSX has confirmed that it has delisted the shares of Raging River Amalco, Raging River Amalco will file a “going private” election (Form T2067) with the CRA.

23.
On the later of September 1, 2018 and after Raging River Amalco is no longer a public corporation for purposes of the ITA, Raging River Amalco will be amalgamated with BEL pursuant to a long form amalgamation under the ABCA to form “BEL Amalco”. BEL Amalco will choose a fiscal period ending December 31.

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